Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 13, 2011

Relating to Preliminary Prospectus dated October 4, 2011

Registration Statement No. 333-174974

7,038,230 Shares

UBIQUITI NETWORKS, INC.

Common Stock

This free writing prospectus relates only to the securities of Ubiquiti Networks, Inc. and should be read together with the preliminary prospectus dated October 4, 2011 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-174974) relating to these securities.

On October 13, 2011, we filed Amendment No. 5 to our Registration Statement to reflect a decrease in our initial public offering price range to $15.00 to $17.00.

The following information is set forth in Amendment No. 5 and supplements and updates the information contained in the Preliminary Prospectus. References to “we,” “us,” “our” and “Ubiquiti” are used in the manner described in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “The Offering” has been updated in its entirety to read as follows:

THE OFFERING

Common stock offered by us	2,395,328 shares

Common stock offered by the selling stockholders	4,642,902 shares

Over-allotment option	1,055,734 shares

Common stock outstanding after this offering	89,702,683 shares (assuming no exercise of the over-allotment option)

Use of proceeds	Pursuant to the terms of our outstanding convertible subordinated promissory notes in the aggregate principal amount of $34 million, we have agreed to repay principal and interest then outstanding out of the proceeds from this offering. We do not intend to repay our outstanding $35 million term loan with the proceeds of this offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

Proposed NASDAQ Global Select Market symbol	“UBNT”

The shares of common stock to be outstanding on a pro forma as adjusted basis after this offering in this table are based on 98,720,585 shares of our common stock outstanding as of June 30, 2011, less 12,041,700 shares of our Series A preferred stock that we repurchased in July 2011, and exclude:

▪	6,171,707 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of June 30, 2011, with a weighted average exercise price of $0.72 per share;

▪	488,385 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of June 30, 2011;

▪	120,000 shares of our common stock issuable upon exercise of options we granted after June 30, 2011, with a weighted average exercise price of $8.35 per share;

▪	66,250 shares of our common stock issued and outstanding pursuant to the exercise of options and restricted stock units, or RSUs, after June 30, 2011; and

▪	6,504,383 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan.

Unless otherwise noted, the information in this prospectus reflects and assumes:

▪	no exercise of the underwriters’ over-allotment option;

▪	the four for one forward split of our common and preferred stock completed in fiscal 2010;

▪	the 2.5 for one forward split of our common and preferred stock completed in October 2011;

▪	the conversion of each outstanding share of preferred stock into one share of common stock immediately prior to the completion of this offering; and

▪	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

The disclosure set forth in the Preliminary Prospectus in the column labeled “Pro Forma as Adjusted” in the table under “Summary Consolidated Financial Data” has been updated in its entirety to read as follows:

	June 30, 2011
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,361	$37,361	$38,221
Working capital	90,301	44,301	45,161
Total debt, less current portion	—	62,000	28,000
Total assets	131,678	92,678	92,274
Redeemable convertible preferred stock	145,847	—	—
Common stock and additional paid-in capital	608	53,490	86,208
Treasury stock	(69,515)	(69,515)	(69,515)
Total stockholders’ equity (deficit)	(53,872)	(16,025)	16,693
(1)	On a pro forma basis to reflect the July 2011 repurchase of 12,041,700 shares of our Series A preferred stock from existing stockholders at a price of $8.97 per share for a total of $108.0 million, $35.0 million borrowed under a term loan facility executed on September 15, 2011 with East West Bank, the assumed conversion of all remaining outstanding shares of our convertible preferred stock into shares of common stock including the reclassification of our preferred stock to additional paid-in capital immediately prior to the completion of this offering and the reversal of the accrued convertible preferred stock dividend. The $108.0 million repurchase of Series A preferred stock included $74.0 million in cash of which $40.0 million was paid for in July 2011 upon initial closing of the repurchase agreement, $34.0 million was paid using the proceeds from the $35.0 million borrowed under the term loan facility in September 2011 and the balance of $34.0 million is in the form of a convertible promissory note. $7.0 million of the term loan has been classified as a current liability in the pro forma balance sheet data presented.
(2)	The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above, the repayment of a convertible promissory note to an existing shareholder of $34.0 million in principal, as well as the estimated net proceeds of $32.7 million from our sale of 2,395,328 shares of common stock that we are offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting fees and commissions and estimated offering expenses payable by us.
(3)	A $1.00 decrease or increase in the offering price would result in an approximately $2.2 million decrease or increase in each of pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders’ equity. If the underwriters exercise their over-allotment option in full, there would be no change in each of pro forma as adjusted cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders’ equity.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and our Common Stock—Because our estimated initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution” has been updated in its entirety to read as follows:

The estimated initial public offering price of $16.00 is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $15.81 per share, the difference between the price you pay for our common stock and its pro forma as adjusted net tangible book value after completion of the offering based on an assumed initial public offering price of $16.00 per share. Furthermore, investors purchasing common stock in this offering will own only approximately 3% of our shares outstanding after the offering even though they will have contributed 25% of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as follows:

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $32.7 million from our sale of 2,395,328 shares of common stock offered in this offering, based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting fees and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds to us from this offering by $2.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Pursuant to the terms of our outstanding convertible subordinated promissory notes in the aggregate principal amount of $34.0 million, we have agreed to repay principal and interest then outstanding out of the proceeds from this offering. For a more complete description of the notes, see “Description of Capital Stock—Convertible Notes.” We do not intend to repay our outstanding $35.0 million term loan with the proceeds of this offering.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as follows:

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of June 30, 2011:

▪	On an actual basis;

▪

On a pro forma basis to reflect the July 2011 repurchase of 12,041,700 shares of our Series A preferred stock from existing stockholders at a price of $8.97 per share for a total of $108.0 million, $35.0 million borrowed under a term loan facility executed on September 15, 2011 with East West Bank, the assumed conversion of all remaining outstanding shares of our convertible preferred stock into shares of common stock including the reclassification of our preferred stock to additional paid-in capital immediately prior to the completion of this offering and the reversal of the accrued convertible preferred stock dividend. The $108.0 million repurchase of Series A preferred stock included $74.0 million in cash of which $40.0 million was paid for in July 2011 upon initial closing of the repurchase agreement, $34.0 million was paid using the proceeds from the $35.0 million borrowed under the term loan facility in September 2011 and the balance of $34.0 million is in the form of a convertible promissory note. $7.0 million of the term loan has been classified as a current liability in the pro forma balance sheet data presented. On September 30, 2011, our board of directors approved the amendment and restatement of our certificate of incorporation to increase the number of authorized shares of our common stock to 500,000,000 shares. Our board of directors also approved the creation and authorization of 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. These amendments to our certificate of incorporation were approved by our stockholders on September 30, 2011 and will become effective after the filing of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in connection with the completion of the offering to which this prospectus relates; and

▪

On a pro forma as adjusted basis to reflect the July 2011 repurchase of 12,041,700 shares of our Series A preferred stock from existing stockholders at a price of $8.97 per share for a total of $108.0 million, $35.0 million borrowed under a term loan facility executed on September 15, 2011 with East West Bank, the assumed conversion of all remaining outstanding shares of our convertible preferred stock into shares of common stock including the reclassification of our preferred stock to additional paid-in capital immediately prior to the completion of this offering and the reversal of the accrued convertible preferred stock dividend. The $108.0 million repurchase of Series A preferred stock included $74.0 million in cash of which $40.0 million was paid for in July 2011 upon initial closing of the repurchase agreement, $34.0 million was paid using the proceeds from the $35.0 million borrowed under the term loan facility in September 2011 and the balance of $34.0 million, to be retired with cash from the estimated proceeds from this offering. Of the term loan, $7.0 million has been classified as a current liability in the pro forma balance sheet data presented, the receipt of $32.7 million from our sale of 2,395,328 shares of common stock that we are offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting fees and commissions and estimated offering expenses payable by us. On September 30, 2011, our board of directors approved the amendment and restatement of our certificate of incorporation to increase the number of authorized shares of our common stock to 500,000,000 shares. Our board of directors also approved the creation and authorization of 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. These amendments to our certificate of incorporation were approved by our stockholders on September 30, 2011 and will become effective after the filing of the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware in connection with the completion of the offering to which this prospectus relates.

	June 30, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except per share numbers, unaudited)
Total debt obligations, net of current portion	$—	$62,000	$28,000
Redeemable convertible preferred stock, $0.001 par value; 36,034,630 authorized, and 36,034,630 issued and outstanding, actual; no shares authorized issued or outstanding, pro forma and pro forma as adjusted (unaudited)	145,847	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 150,000,000 shares authorized, 62,685,955 issued and outstanding, actual; 150,000,000 shares authorized, 86,678,885 issued and outstanding (unaudited), pro forma; and 500,000,000 shares authorized, 89,074,213 shares issued and outstanding, pro forma as adjusted (unaudited)	63	87	89
Additional paid-in capital	545	53,403	86,119
Treasury stock	(69,515)	(69,515)	(69,515)
Retained earnings	15,035	—	—

Total stockholders’ equity (deficit)	$(53,872)	$(16,025)	$16,693

Total capitalization	$91,975	$45,975	$44,693

The shares of common stock to be outstanding on a pro forma as adjusted basis after this offering in this table are based on 98,720,585 shares of our common stock outstanding as of June 30, 2011, less 12,041,700 shares of our Series A preferred stock that we repurchased in July 2011, and exclude:

▪	6,171,707 shares of common stock issuable upon the exercise of options outstanding under our stock plans as of June 30, 2011, with a weighted average exercise price of $0.72 per share;

▪	488,385 shares of our common stock issuable upon vesting of restricted stock units outstanding under our stock plans as of June 30, 2011;

▪	120,000 shares of our common stock issuable upon exercise of options we granted after June 30, 2011, with a weighted average exercise price of $8.35 per share;

▪	66,250 shares of our common stock issued and outstanding pursuant to the exercise of options and restricted stock units after June 30, 2011; and

▪	6,504,383 shares of our common stock reserved for future issuance under our 2010 Equity Incentive Plan.

To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Employee Benefit Plans.”

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as follows:

DILUTION

At June 30, 2011, our pro forma net tangible book value was approximately $(16.0) million, or $(0.18) per share of common stock, based upon 86,678,885 shares of common stock outstanding on such date. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, including shares of common stock issued upon the conversion of the remaining outstanding shares of our convertible preferred stock.

Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of 2,395,328 shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 2,395,328 shares of common stock in this offering at an assumed initial public offering price of $16.00, which is the midpoint of the price range listed on the cover page of this prospectus, applying proceeds as set forth in Use of Proceeds and after deducting estimated underwriting fees and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2011 would have been $16.7 million, or $0.19 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.37 per share to existing stockholders and an immediate dilution of $15.81 per share to new investors in our common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of June 30, 2011 before giving effect to this offering	$(0.18)
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	0.37

Pro forma as adjusted net tangible book value per share after giving effect to this offering		0.19

Dilution per share to new investors in this offering		$15.81

A $1.00 decrease or increase in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.03 per share and the dilution to new investors by $0.97 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2011 and after giving effect to the offering based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	86,678,885	97%	$107,176,000	75%	$1.24
New public investors	2,395,328	3	35,738,000	25	14.92

Total	89,074,213	100%	$142,914,000	100%

A $1.00 increase or decrease in the assumed initial public offering price of $16.00, which is the midpoint of the price range listed on the cover page of this prospectus, per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $2.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The disclosure set forth in the Preliminary Prospectus under “Certain Relationships and Related Party Transactions” has been updated to include the following paragraph:

Participation in Offering

John Ocampo, a member of our board of directors, who prior to the offering beneficially owned less than 1% of our common stock, has indicated an interest in purchasing shares of common stock in this offering at the initial public offering price per share to be reflected on the cover page of the final prospectus we issue in connection with this offering. Because indications of interest are not binding agreements or commitments to purchase, Mr. Ocampo may elect not to purchase any shares in this offering.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1511737/000119312511269845/d76417ds1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-888-827-7275, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Raymond James & Associates, Inc. toll free at 1-800-248-8863.

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